Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-226396

Supplementing the

Preliminary Prospectus Supplement

dated August 10, 2020 to the

Prospectus dated July 27, 2018

VISA INC.

August 10, 2020

$500,000,000 0.750% Senior Notes due 2027

$1,000,000,000 1.100% Senior Notes due 2031

$1,750,000,000 2.000% Senior Notes due 2050

Issuer:	Visa Inc.

Ratings (Moody’s / S&P):*	Aa3/AA-

Aggregate Principal Amount Offered:	$500,000,000 for the 2027 Notes $1,000,000,000 for the 2031 Notes $1,750,000,000 for the 2050 Notes

Trade Date:	August 10, 2020

Settlement Date:	August 17, 2020 (T+5)

Maturity Date:	August 15, 2027 for the 2027 Notes February 15, 2031 for the 2031 Notes August 15, 2050 for the 2050 Notes

Coupon (Interest Rate):	0.750% per annum for the 2027 Notes 1.100% per annum for the 2031 Notes 2.000% per annum for the 2050 Notes

Price to Public (Issue Price):	99.891% of the principal amount for the 2027 Notes 99.546% of the principal amount for the 2031 Notes 98.928% of the principal amount for the 2050 Notes

Net Proceeds (before expenses):	$497,705,000 for the 2027 Notes $991,460,000 for the 2031 Notes $1,718,115,000 for the 2050 Notes

Yield to Maturity:	0.766% for the 2027 Notes 1.146% for the 2031 Notes 2.048% for the 2050 Notes

Spread to Benchmark Treasury:	T + 35 basis points for the 2027 Notes T + 57 basis points for the 2031 Notes T + 82 basis points for the 2050 Notes

Benchmark Treasury:	0.375% due July 31, 2027 for the 2027 Notes 0.625% due May 15, 2030 for the 2031 Notes 2.000% due February 15, 2050 for the 2050 Notes

Benchmark Treasury Price / Yield:	99-23/0.416% for the 2027 Notes 100-15/0.576% for the 2031 Notes 119-02/1.228% for the 2050 Notes

Interest Payment Dates:

Semi-annually on February 15 and August 15, commencing February 15, 2021 for the 2027 Notes

Semi-annually on February 15 and August 15, commencing February 15, 2021 for the 2031 Notes

Semi-annually on February 15 and August 15, commencing February 15, 2021 for the 2050 Notes

Optional Redemption Provisions:	Each series of Notes may be redeemed as a whole or in part, at the Company’s option at any time and from time to time prior to the applicable Par Call Date (as set forth in the table below), at a price equal to the greater of (1) 100% of the principal amount of such Notes and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon as if the Notes matured on the applicable Par Call Date (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus the applicable Spread for such Notes (as set forth in the table below).

Series	Par Call Date	Spread
2027 Notes	June 15, 2027	10 bps
2031 Notes	November 15, 2030	10 bps
2050 Notes	February 15, 2050	15 bps

Each series of Notes may be redeemed as a whole or in part, at the Company’s option at any time and from time to time on or after the applicable Par Call Date, at a redemption price equal to 100% of the principal amount of the Notes being redeemed.

In each case, accrued interest will be payable to, but excluding, the redemption date.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Day Count Convention:	30/360

Payment Business Days:	New York

CUSIP Number:	92826C AP7 for the 2027 Notes 92826C AN2 for the 2031 Notes 92826C AQ5 for the 2050 Notes

ISIN Number:	US92826CAP77 for the 2027 Notes US92826CAN20 for the 2031 Notes US92826CAQ50 for the 2050 Notes

Joint Book-Running Managers:

BofA Securities, Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

Barclays Capital Inc.

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Standard Chartered Bank

TD Securities (USA) LLC

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:	Loop Capital Markets LLC Guzman & Company Mischler Financial Group, Inc. Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer expects that delivery of the Notes will be made against payment thereof on the fifth business day following the date of the pricing of the Notes. Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by calling BofA Securities, Inc. at 1-800-294-1322, Deutsche Bank Securities Inc. at 1-800-503-4611, J.P. Morgan Securities LLC at 1-212-834-4533 or Wells Fargo Securities, LLC at 1-800-645-3751.

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